FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of June 30, 2007 together with Independent Auditors´ Limited Review Report

FINANCIAL STATEMENTS AS OF JUNE 30, 2007

TOGETHER WITH INDEPENDENT

AUDITORS´ LIMITED REVIEW REPORT

BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	06-30-2007	12-31-2006
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	530,079	559,613
Due from banks and correspondents	1,939,195	1,974,445

	2,469,274	2,534,058

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings in investment accounts (Exhibit A)	—,—	308,976
Holdings for trading or financial transactions (Exhibit A)	349,069	102,726
Unlisted Government Securities (Exhibit A)	915,860	843,792
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	2,271,856	1,702,817
Investments in listed private securities (Exhibit A)	23,751	30
Less: Allowances (Exhibit J)	15,139	15,139

	3,545,397	2,943,202

C. LOANS:
To government sector (Exhibits B, C and D)	1,427,296	2,118,381
To financial sector (Exhibits B, C and D)	497,252	429,893
To non financial private sector and residents abroad (Exhibits B, C and D)	6,840,012	6,277,489

Overdraft	1,580,340	1,469,371
Discounted instruments	955,935	793,195
Real estate mortgage	575,328	460,559
Collateral Loans	16,920	10,300
Consumer	927,236	689,019
Credit cards	609,671	526,416
Other (Note 5 a.)	2,112,807	2,270,384
Interest and listed-price differences accrued and pending collection	68,204	63,788
Less: Interest documented together with main obligation	6,429	5,543
Less: Difference arising from purchase of portfolio	91	90
Less: Allowances (Exhibit J)	176,286	165,842

	8,588,183	8,659,831

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	449,362	423,032
Amounts receivable for spot and forward sales to be settled	105,982	33,626
Instruments to be received for spot and forward purchases to be settled	453,859	333,610
Unlisted corporate bonds (Exhibits B, C and D)	58,828	58,684
Non-deliverable forward transactions balances to be settled	768	1,052
Other receivables not covered by debtor classification regulations	20,868	18,066
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	32,035	26,654
Interest accrued and pending collection not covered by debtor classification regulations	14,818	6,973
Interest accrued and pending collection covered by debtor classification regulations	1	—,—
Less: Allowances (Exhibit J)	1,073	996

	1,135,448	900,701

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	272,689	231,503
Less: Allowances (Exhibit J)	3,834	3,369

	268,855	228,134

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	30,012	27,685
Other (Note 5.b.) (Exhibit E)	395,982	367,456
Less: Allowances (Exhibit J)	3,074	3,053

	422,920	392,088

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	85	129
Other (Note 5.c.)	146,491	474,285
Tax on minimum presumed income – Tax Credit	150,487	118,746
Other accrued interest receivable	1	1
Less: Allowances (Exhibit J)	29,571	361,062

	267,493	232,099

H. PREMISES AND EQUIPMENT (Exhibit F):	363,875	367,315

I. OTHER ASSETS (Exhibit F):	41,185	34,359

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	15,515	18,829
Organization and development expenses	192,306	356,726

	207,821	375,555

K. SUSPENSE ITEMS:	5,154	12,980

TOTAL ASSETS:	17,315,605	16,680,322

(Contd.)

BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	06-30-2007	12-31-2006
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	103,659	73,150
Financial sector	168,487	156,412
Non financial private sector and residents abroad	13,071,433	12,419,328

Checking accounts	2,502,224	2,236,053
Savings deposits	3,624,560	3,415,210
Time deposits	6,334,200	6,060,375
Investments accounts	20,694	144,286
Other	487,521	453,849
Interest and listed-price differences accrued payable	102,234	109,555

	13,343,579	12,648,890

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	1,854	1,761

Other	1,854	1,761

Banks and International Institutions (Exhibit I)	254,019	178,943
Non-subordinated corporate bonds	—,—	248,638
Amounts payable for spot and forward purchases to be settled	416,680	302,591
Instruments to be delivered for spot and forward sales to be settled	111,246	34,264
Financing received from Argentine financial institutions (Exhibit I)	87,000	233,332
Non-deliverable forward transactions balances to be settled	502	206
Other (note 5.d.) (Exhibit I)	529,107	470,419
Interest and listed-price differences accrued payable (Exhibit I)	3,606	6,436

	1,404,014	1,476,590

N. OTHER LIABILITIES:
Other (Note 5.e.)	184,140	203,823

	184,140	203,823

O. ALLOWANCES (Exhibit J):	363,061	392,478

P. SUSPENSE ITEMS:	4,843	3,957

TOTAL LIABILITIES:	15,299,637	14,725,738

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	2,015,968	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	17,315,605	16,680,322

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	06-30-2007	12-31-2006
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	194,798	—,—
– Guarantees received	2,872,377	3,456,411
– Contra contingent debit accounts	520,957	345,094

	3,588,132	3,801,505

Control
– Receivables classified as irrecoverable	311,924	332,529
– Other (Note 5.f.)	32,259,779	29,547,920
– Contra control debit accounts	333,912	287,247

	32,905,615	30,167,696

Derivatives
– “Notional” amount of non-deliverable forward transactions	875,004	387,777
– Interest rate SWAP	222,000	30,000
– Others	50,000	—,—
– Contra debit derivatives accounts	898,964	283,243

	2,045,968	701,020

For trustee activities
– Funds in trust	4,219	17,522

	4,219	17,522

TOTAL	38,543,934	34,687,743

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	17,336	13,695
– Guarantees provided to the BCRA	52,971	52,743
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	152,859	169,825
– Other guarantees given non covered by debtor classification regulations	72,228	8,254
– Other covered by debtor classification regulations (Exhibits B, C and D)	225,563	100,577
– Contra contingent credit accounts	3,067,175	3,456,411

	3,588,132	3,801,505

Control
– Items to be credited	281,669	228,192
– Other	52,243	59,055
– Contra control credit accounts	32,571,703	29,880,449

	32,905,615	30,167,696

Derivatives
– “Notional” amount of non-deliverable forward transactions	898,964	283,243
– Contra debit derivatives accounts	1,147,004	417,777

	2,045,968	701,020

For trustee activities
– Contra credit accounts for trustee activities	4,219	17,522

	4,219	17,522

TOTAL	38,543,934	34,687,743

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	06-30-2007	06-30-2006
A. FINANCIAL INCOME

Interest on cash and due from banks	9,373	9,927
Interest on loans to the financial sector	25,911	11,045
Interest on overdraft	66,096	39,587
Interest on discounted instruments	38,232	22,380
Interest on real estate mortgage	27,737	21,340
Interest on collateral loans	654	634
Interest on credit card loans	24,203	12,664
Interest on other loans	134,102	83,525
Interest on other receivables from financial transactions	11,009	18,869
Income from secured loans - Decree 1387/01	75,329	114,001
Net income from government and private securities	172,793	157,200
Indexation by benchmark stabilization coefficient (CER)	121,421	229,469
Other	99,172	65,359

	806,032	786,000

B. FINANCIAL EXPENSE

Interest on checking accounts	12,884	15,691
Interest on savings deposits	3,147	2,294
Interest on time deposits	207,641	130,559
Interest on financing to the financial sector	1,379	380
Interest on other liabilities from financial transactions	11,503	19,270
Other interest	6,225	9,589
Indexation by CER	33,402	80,379
Other	30,568	20,816

	306,749	278,978

GROSS INTERMEDIATION MARGIN – GAIN	499,283	507,022

C. ALLOWANCES FOR LOAN LOSSES	22,860	35,844

D. SERVICE CHARGE INCOME

Related to lending transactions	65,713	44,741
Related to liability transactions	148,860	114,866
Other commissions	22,556	19,080
Other (Note 5.g.)	78,526	62,769

	315,655	241,456

E. SERVICE CHARGE EXPENSE

Commissions	48,746	37,556
Other (Note 5.h.)	16,810	12,144

	65,556	49,700

(Contd.)

STATEMENTS OF INCOME FOR THE SIX PERIODS

ENDED JUNE 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	06-30-2007	06-30-2006
F. ADMINISTRATIVE EXPENSES

Payroll expenses	220,292	184,861
Fees to Bank Directors and Statutory Auditors	165	135
Other professional fees	11,493	10,534
Advertising and publicity	25,118	22,416
Taxes	11,603	9,304
Other operating expenses (Note 5.i.)	81,295	71,724
Other	35,757	23,355

	385,723	322,329

NET GAIN FROM FINANCIAL TRANSACTIONS	340,799	340,605

G. OTHER INCOME

Income from long-term investments	32,542	22,088
Punitive interests	392	217
Loans recovered and reversals of allowances	379,436	31,639
Other (Note 5.j.)	15,232	92,342

	427,602	146,286

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	14	444
Charge for uncollectibility of other receivables and other allowances	78,062	259,788
Amortization of difference arising from judicial resolutions	179,515	112,752
Other (Note 5.k.)	359,426	28,043

	617,017	401,027

NET INCOME FOR THE PERIOD	151,384	85,864

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

	2007			Retained earnings	2006
	Capital Stock	Non capitalized contributions			Unappropriated earnings	Total	Total
Movements		Issuance premiums	Adjustments to stockholders’ equity (1)	Legal
1. Balance at beginning of fiscal year	471,361	175,132	312,979	465,317	529,795	1,954,584	1,801,547
2. Shareholders’ Meeting held on April 26, 2007 and April 27, 2006
- Dividends paid in cash	—,—	—,—	—,—	—,—	(90,000)	(90,000)	(27,000)
- Statutory reserve	—,—	—,—	—,—	82,064	(82,064)	—,—	—,—
3. Net income for the period	—,—	—,—	—,—	—,—	151,384	151,384	85,864

4. Balance at the end of the period	471,361	175,132	312,979	547,381	509,115	2,015,968	1,860,411

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS

ENDED JUNE 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	06-30-2007	06-30-2006
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	2,534,058	1,594,550
(Decrease) / Increase in cash and due from banks	(64,784)	297,670

Cash and due from banks at end of the period	2,469,274	1,892,220

REASONS FOR CHANGES IN CASH

Financial income collected	848,648	1,237,481
Service charge income collected	315,563	241,297
Less:
Financial expenses paid	287,025	243,123
Service charge expenses paid	65,556	49,700
Operating expenses paid	405,822	326,371

FUNDS PROVIDED BY ORDINARY OPERATIONS	405,808	859,584

OTHER SOURCES OF FUNDS

Net increase in other liabilities from financial from financial transactions (*)	—,—	167,992
Net increase in deposits (*)	700,544	882,539
Net decrease in other liabilities (**)	236,874	—,—
Net decrease in other receivables from financial transactions (**)	744,487	28,473
Other sources of funds (**)	43,650	112,498

TOTAL OF SOURCES OF FUNDS	1,725,555	1,191,502

USE OF FUNDS

Net increase in government and private securities (**)	429,402	933,226
Net increase in loans (**)	218,552	558,275
Net increase in other assets (**)	105,855	183,978
Net decrease in other liabilities from financial transactions (*)	996,959	—,—
Net decrease in other liabilities (*)	—,—	31,753
Dividends paid in cash (**)	90,000	27,000
Other uses of funds (*)	355,379	19,184

TOTAL USES OF FUNDS	2,196,147	1,753,416

(DECREASE) / INCREASE IN FUNDS	(64,784)	297,670

(*) Includes variations originated in financing activities.	(414,920)	999,594
(**) Includes variations originated in investing activities.	(55,672)	(1,561,508)

The accompanying notes 1 through 17 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF JUNE 30, 2007, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2006, AND

THE STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH

FLOWS AS OF JUNE 30, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 232-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of June 30, 2007.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 1999:			209,631
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)
04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2006, while the Statements of Income, of Changes in Stockholders’ Equity and of Cash Flows show comparative information as of June 30, 2006.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of June 30, 2007 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

As of December 31, 2006:

•

Discount Bonds: they were recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

As of December 31, 2006, the Entity set up allowances (see Allowances for Other Contingencies in Exhibit J) to cover the difference between the amounts recorded as described above and the market value.

These holdings were sold during the current year.

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

They were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of the date they were received. The Bank subscribed Boden 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

These holdings were sold during the current year.

•

Holdings for trading or financial transactions and instruments issued by the BCRA: they were valued based on current listed prices for each security as of June 30, 2007 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness. As of June 30, 2007 and the end of the previous fiscal year these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

Investments in listed private securities:

•

Equity and debt instruments: they were valued based on current listed prices as of June 30, 2007 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of June 30, 2007 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of June 30, 2007 and the end of the previous fiscal year was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 4,65% and 5% respectively, in accordance with the provisions of the abovementioned Communication for June, 2007 and December 2006.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $ 1.40 per dollar plus CER plus interest accrued through the end of the period or fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of June 30, 2007 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on June 30, 2007 and the end of the previous fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of June 30, 2007 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions to be settled:

-	In foreign currency: as of June 30, 2007 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA in accordance with the method described in 2.3.b) above.

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of June 30, 2007 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of June 30, 2007 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of June 30, 2007 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) is amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of June 30, 2007 and the end of the previous fiscal year, BF recorded assets amounting to 175,990 and 343,450, respectively to reflect the above items (after deduction of accumulated amortization for 995,563 and 816,103 respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In its decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, provided that the latter’s decision had not been appealed by the plaintiff. In addition, it has been established that the amounts withdrawn from the bank in the framework of court rulings or out-of-court arrangements shall be considered to be advanced payments with no express specifications having been made by the Supreme Court of Justice about adjustment modalities in that respect. As regards court costs, they are to be borne as incurred by each party in that stage of the proceedings. After such decision was rendered, judgments have been applying this legal precedent and they hold that court costs are to be borne as incurred by each party at all stages of the proceedings and in some cases they apply this calculation criterion on the remaining balances of the original deposit that have not yet been withdrawn pursuant to court rulings. As of June 30, 2007, the end of the previous fiscal year, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions:

Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of fixed and floating interest rate differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at period/year-end as applied to stated notional amounts.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of June 30, 2007 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions´ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-	As of June 30, 2007 and 2006, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of June 30, 2007 and 2006, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	06/30/2007	06/30/2006
Net income for the period	151,384	85,864
Earning per share for the period	0.32	0.18

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At June 30, 2007 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 1,427,296 and 2,117,873, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at June 30, 2007 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, as of June 30, 2007 and the end of the previous fiscal year, the book value of these assets does not exceed their reasonable realization value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of June 30, 2007 and the end of the previous fiscal year, the Bank records assets amounting to 175,990 and 343,450 (whose original values had been 1,171,553 and 1,159,553) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 8,300 and 337,000 as of June 30, 2007 and the end of the previous fiscal year, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of June 30, 2007 and at the end of the prior fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of June 30, 2007 and at the end of the prior fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 8,300 and 337,000, respectively. Such amounts are made up as follows:

	06-30-2007	12-31-2006
Deferred tax assets	890,100	774,000
Deferred tax liabilities	(881,800)	(437,000)

Net deferred assets	8,300	337,000
Allowance	(8,300)	(337,000)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of June 30, 2007 the Bank recorded the above asset in an amount of 169,744 (150,487 in the line Tax on minimum presumed income – Tax Credit and 19,257 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2006, the Bank recorded the above asset in an amount of 152,746 (118,746 in the line Tax on minimum presumed income – Tax credit and 34,000 in the line Others – Tax Advance under Other Receivables).

4.3.	Other tax issues

The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	06-30-2007	12-31-2006
a) LOANS

Loans granted to pre-finance and finance exports	1,246,408	1,109,307
Fixed-rate financial loans	758,489	926,097
Other	107,910	234,980

Total	2,112,807	2,270,384

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	28,645	27,586
In controlled companies -supplementary activities	355,474	327,431
In non-controlled companies-supplementary activities	8,750	9,349
Other- unlisted	3,113	3,090

Total	395,982	367,456

c) OTHER RECEIVABLES

Prepayments	27,484	21,107
Guarantee deposits	36,012	26,735
Miscellaneous receivables	49,008	48,629
Tax prepayments (1)	28,780	372,364
Other	5,207	5,450

Total	146,491	474,285

(1)	As of June 30, 2007 and at the end of the prior fiscal year, it includes the deferred tax asset for 8,300 and 337,000 respectively (see note 4.1).

	06-30-2007	12-31-2006
d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	26,761	23,746
Collections and other operations for the account of third parties	40,971	29,815
Other withholdings and collections at source	68,560	57,460
Accounts payable for consumption	103,413	108,636
Money orders payable	207,473	203,635
Other	81,929	47,127

Total	529,107	470,419

e) OTHER LIABILITIES

Accrued salaries and payroll taxes	88,838	126,379
Accrued taxes	35,830	32,503
Miscellaneous payables	57,748	44,337
Other	1,724	604

Total	184,140	203,823

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	30,954,620	28,328,461
Collections items	497,089	512,838
Checks drawn on the Bank pending clearing	193,972	157,409
Checks not yet credited	579,935	521,952
Other	34,163	27,260

Total	32,259,779	29,547,920

	06-30-2007	06-30-2006
g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	8,374	6,840
Commissions for capital market transactions	3,114	5,209
Commissions for salary payment	3,651	2,275
Commissions for trust management	1,348	1,348
Commissions for hiring of insurances	25,675	17,392
Commissions for transportations of values	3,879	5,966
Commissions for loans and guarantees	14,655	7,064
Other	17,830	16,675

Total	78,526	62,769

	06-30-2007	06-30-2006
h) SERVICE CHARGE EXPENSE

Turn-over tax	11,810	9,770
Other	5,000	2,374

Total	16,810	12,144

i) ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

Rent	22,247	20,120
Depreciations of premises and equipment	14,691	13,703
Amortizations of organization and development expenses	2,751	3,045
Electric power and communications	10,242	8,670
Maintenance, conservation and repair expenses	15,477	12,720
Security services	10,290	8,825
Other	5,597	4,641

Total	81,295	71,724

j) OTHER INCOME

Deferred income tax (1)	1,300	85,000
Other	13,932	7,342

Total	15,232	92,342

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

k) OTHER EXPENSE

Deferred income tax	330,000	—,—
Tax on bank transfers	15,725	11,535
Other	13,701	16,508

Total	359,426	28,043

6	RESTRICTIONS ON ASSETS

As of June 30, 2007, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 51,722 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,237 to secure debts with the Argentine Central Bank.

c)	The Bank appropriated BCRA Notes (Badlar), due 01/21/2009 in an amount of 63,891 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7	CONTINGENTS

EXPORT TAX REBATES

On December 17, 1996, the ex-Banco de Crédito Argentino S.A. was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion“, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The eventual contingency arising from the above-mentioned complaint have been covered by the guarantees set up in due time by the sellers of Banco de Crédito Argentino’s shares in the terms of the share purchase agreements.

On May 16 this year, the sellers of the shares in former Banco de Crédito Argentino S.A. reached an agreement with BBVA Banco Francés whereby, without recognizing facts or rights, they paid BBVA Banco Francés the amount of US$ 3,119,887 against the release of the guarantees associated to the lawsuit and accrued legal fees. As from May 16, 2007, BBVA Banco Francés S.A assumes the continuity of the above lawsuit. The Board of Directors of the Board estimates that it has sufficient allowances to face this contingency.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of June 30, 2007 and at the end of the prior fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

Company	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
	2007	2006	2007	2006	2007	2006
BBVA S.A.	15,536	2,351	40,378	—,—	26,998	1,276
Francés Valores Sociedad de Bolsa S.A.	7,951	1,203	8,448	2,914	4,976	5,276
Consolidar A.R.T. S.A.	55	33	9,001	20,231	398,563	344,167
Consolidar Administradora de Fondos de
Jubilaciones y Pensiones S.A.	70	41	9,443	10,141	66,659	67,067
Consolidar Cía. de Seguros de Retiro S.A.	2,584	77	35,489	119,865	456,518	365,505
Consolidar Cía. de Seguros de Vida S.A.	12	11	5,113	10,897	256,092	252,896
Atuel Fideicomisos S.A.	—,—	—,—	4,261	3,630	15	654
BBVA Consolidar Seguros S.A.	3	4	3,517	3,801	60,434	58,031
PSA Finance Argentina Cía Financiera S.A.	86,505	75,657	38	310	—,—	—,—
Rombo Cía. Financiera S.A.	158,919	130,643	13	1,014	82,000	30,000
Francés Administradora de Inversiones S.A.	148	158	234	1	17,040	13,235
Consolidar Comercializadora S.A.	—,—	—,—	1,853	6,182	2,364	3,044
Inversora Otar S.A.	—,—	3,093	461	372	501,905	439,602

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA's complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.3117% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA's Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

    10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of June 30, 2007 at the end of the previous fiscal year, total estimated corpus assets of Diagonal Trust amount to 4,193 and 17,497, respectively, considering its recoverable values and those of Inmobal Nutrer Trust amount to 26 and 25, respectively. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

    10.2. Non Financial Trusts

BF acts as trustee in 46 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 511,000 and 1,220,000 as of June 30, 2007 and at the end of the previous fiscal year, respectively, consist of cash, creditors' rights, real estate and shares.

11	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On March 15, 2007, the Bank paid the redemption price of Negotiable Obligations Class 15 maturing in 2008, which were issued for an aggregate principal amount of US$ 121,504,050.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the

Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank's subsidiaries or related companies.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. In May 2005 was recorded a liability in the account Financing received from Argentine financial institutions under the caption Other Liabilities from Financial Transactions. As of December 31, 2006, amounting to US Dollars thousand 25,604, this being the estimated liability by the Bank in the filing mentioned above. This effect was compensated under the terms of the compensation mechanism for financial institutions during October 2006, with Boden 2012 having been subscribed for a nominal value of US Dollars 50,288.

In November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund.

On April 13, 2007, the Trust Fund accepted the proposal of settlement for the amount of thousand Pesos 88,462, and accordingly the Bank transferred the funds for the purpose of fully and totally repaying the debt as of April 20, 2007.

13	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of June 30, 2007:

a)	Interest rate swaps for 112,000 (Fixed Rate versus Badlar), 50,000 (Fixed Rate versus Baibar) maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar or Baibar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

For purposes of estimating the market value, the variable and fixed not yet overdue amounts are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of the future payable amounts.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating income as of the end of the period for 724.

As of the end of the period, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 222,000 and “Memorandum accounts - Debit accounts – From derivatives– Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 875,004 and 898,964, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 2,306.

II.	Transactions as of December 31, 2006:

a)	Interest rate swaps for 30,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued as described in note 2.3.n.), resulting in a gain of 6 at year-end.

At the end of the previous fiscal year, these transactions were recorded for 30,000 under “Memorandum Accounts - Debit accounts - Derivatives - Interest rate swaps”.

b)	Non-deliverable forward transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 387,777 and 283,243, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued as described in note 2.3.n.2.), generating income as of the end of the period for 2,488.

14	COMPLIANCE WITH CNV REQUIREMENTS

14.1	Compliance with the requirements to act as agent in the over-the-counter market

As of June 30, 2007, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

14.2	Investment Funds custodian

As of June 30, 2007 and at the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil” and “FBA México”, administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 1,244,682 and 1,027,748 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds´ equities are as follows:

	EQUITIES
INVESTMENT FUNDS	06.30.2007	12.31.2006
FBA Acciones Globales	98,092	61,275
FBA Total	11,385	12,403
FBA Renta	14,194	14,327
FBA Renta Pesos	298,122	262,251
FBA Renta Dólares	4,323	4,300
FBA Bonos	14,546	11,249
FBA Calificado	325,199	442,297
FBA Internacional	488	473
FBA Ahorro Dólares	12,602	12,615
FBA Renta Fija	18,867	19,713
FBA Ahorro Pesos	444,736	219,506
FBA Renta Premium	7,379	7,584
FBA Europa	5,806	2,257
FBA Horizonte	84,177	74,846
FBA EEUU	2,045	1,095
FBA Renta Corto Plazo	525	523
FBA Acciones	27,027	8,868
Latinoamericanas
FBA Bonos Argentina	15,292	16,578
FBA Brasil	1,980	—
FBA México	1,066	—

Total	1,387,851	1,172,160

15	RESTRICTION ON EARNINGS DISTRIBUTIONS

In accordance with Communication “A” 4589 of the Argentine Central Bank, issued on October 29, 2006, in order to calculate the balances of earnings available for distribution the Bank has to deduct, on an off-balance sheet basis, point 2.1 of said Communication, from the balance under Unappropriated earnings. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in Communication “A” 4589 for earnings distribution has been properly applied. On April 26, 2007, the Argentine Central Bank authorized 90,000 to cash dividends distribution.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007 approved the allocation of earnings as follows:

•	To Statutory Reserve: 82,064.

•	To cash dividends: 90,000.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Holding			Position Without Options	Final Position
Description	Market Value	Book balance as of 06-30-2007	Book balance as of 12-31-2006
GOVERNMENT SECURITIES

Holdings in investment accounts
In pesos

Subtotal in pesos		—,—	200,354	—,—	—,—

In foreign currency

Subtotal in foreign currency		—,—	108,622	—,—	—,—

Subtotal in Holdings in investment accounts		—,—	308,976	—,—	—,—

Holdings for trading or financial transactions

Local

In pesos
Secured Bonds due 2018	90,228	90,228		90,228	90,228
Bocon PRO 12	207,726	207,726		207,726	207,726
Discount Bonds in pesos	25,940	25,940		32,838	32,838
Bocon PRE8	14,307	14,307		14,307	14,307
Other	4,328	4,328		3,941	3,941

Subtotal in pesos		342,529	99,408	349,040	349,040

In foreign currency
Bond Argentina (BONAR VII)	1,693	1,693		1,693	1,693
Other	4,847	4,847		3,887	3,887

Subtotal in foreign currency		6,540	3,318	5,580	5,580

Subtotal in Holdings for trading or financial Transactions		349,069	102,726	354,620	354,620

Unlisted government securities

Local
In pesos
Secured Bonds due 2020		915,860		915,860	915,860

Subtotal in pesos		915,860	843,792	915,860	915,860

Subtotal Unlisted government securities		915,860	843,792	915,860	915,860

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Holding			Position without options	Final Position
Description	Market value	Book Balance as of 06-30-2007	Book Balance as of 12-31-2006
Instruments issued by the BCRA
BCRA Bills
Listed
Own portfolio
Argentine Central Bank Bills due 07-11-07	1,937	1,937		1,937	1,937
Argentine Central Bank Bills due 07-25-07	5,813	5,813		5,813	5,813
Argentine Central Bank Bills due 08-15-07	4,449	4,449		4,449	4,449
Argentine Central Bank Bills - due 09-03-08	13,578	13,578		13,578	13,578
Argentine Central Bank Bills - due 11-12-08	13,944	13,944		13,944	13,944
Other	3,674	3,674		3,674	3,674

Subtotal own portfolio		43,395	56,285	43,395	43,395

BCRA Notes
Listed
Own portfolio
Argentine Central Bank Bills due 05-07-08	241,278	241,278		466,118	466,118
Argentine Central Bank Bills (Badlar) due 01-21-09	425,597	425,597		425,597	425,597
Argentine Central Bank Bills (Badlar) due 12-17-08	382,776	382,776		382,776	382,776
Argentine Central Bank Bills due 10-15-08	179,725	179,725		318,640	318,640
Argentine Central Bank Bills (Badlar) due 07-16-08	185,134	185,134		185,134	185,134
Argentine Central Bank Bills (Badlar+2,5%) due 03-11-09	205,132	205,132		205,132	205,132
Argentine Central Bank Bills – (Badlar) due 11-26-08	21,138	21,138		21,138	21,138
Argentine Central Bank Bills (Badlar) due 04-16-08	59,322	59,322		59,322	59,322
Argentine Central Bank Bills – (Badlar) due 09-10-08	13,114	13,114		8,553	8,553
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	129,087	129,087		129,087	129,087
Argentine Central Bank Bills Indexation by CER 3% due 07-25-07	88,559	88,559		88,559	88,559
Argentine Central Bank Bills (Badlar+2,5%) due 03-26-08	44,354	44,354		44,354	44,354
Argentine Central Bank Bills (Badlar) due 08-06-08	34,911	34,911		34,911	34,911
Argentine Central Bank Bills – (Badlar) due 01-06-10	57,784	57,784		57,784	57,784
Argentine Central Bank Bills Indexation by CER 3% due 01-23-08	33,756	33,756		33,756	33,756
Argentine Central Bank Bills (Badlar) due 11-28-07	31,033	31,033		31,078	31,078
Argentine Central Bank Bills – (Badlar) due 03-25-10	43,200	43,200		43,200	43,200
Argentine Central Bank Bills (Badlar) due 12-19-07	16,741	16,741		16,741	16,741
Other	35,820	35,820		29,442	29,442

Subtotal BCRA Notes in pesos		2,228,461	1,646,532	2,581,322	2,581,322

Subtotal instruments issued by the BCRA		2,271,856	1,702,817	2,624,717	2,624,717

TOTAL GOVERNMENT SECURITIES		3,536,785	2,958,311	3,895,197	3,895,197

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Holding
Description	Market value	Book Balance as of 06-30-2007	Book Balance as of 12-31-2006	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency

Pecom Corporate Bonds	13	13		13	13
Cablevisión Corporate Bonds	11	11		11	11
Banco Río Corporate Bonds	2	2		2	2
Telefonica de Argentina Corporate Bonds	101	101		101	101
Petrobrás Energía Corporate Bonds	60	60		60	60

Subtotal in foreign currency		187	30	187	187

Subtotal Other debt instruments		187	30	187	187

Other Equity instruments

In foreign currency	23,563	23,563		23,563	23,563

Subtotal in foreign currency		23,563	—,—	23,563	23,563

From abroad
In foreign currency
Branskem S.A.	1	1		1	1
Other		—,—		(672)	(672)

Subtotal in foreign currency		1	—,—	(671)	(671)

Subtotal Equity instruments		23,564	—,—	22,892	22,892

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES		23,751	30	23,079	23,079

TOTAL GOVERNMENT AND PRIVATE SECURITIES		3,560,536	2,958,341	3,918,276	3,918,276

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	06-30-2007	12-31-2006
COMMERCIAL PORTFOLIO

Normal performance	6,978,595	7,287,366

Preferred collaterals and counter guaranty “A”	79,337	62,808
Preferred collaterals and counter guaranty “B”	69,106	44,102
Without senior security or counter guaranty	6,830,152	7,180,456

In potential risk	17,987	28,448

Preferred collaterals and counter guaranty “B”	1,658	1,863
Without senior security or counter guaranty	16,329	26,585

Nonperforming	9,057	5,297

Without senior security or counter guaranty	9,057	5,297

With high risk of uncollectibility	36,251	24,001

Without senior security or counter guaranty	36,521	24,001

Uncollectible	1,661	29,883

Without senior security or counter guaranty	1,661	29,883

Total	7,043,821	7,374,995

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	06-30-2007	12-31-2006
CONSUMER AND HOUSING PORTFOLIO

Normal performance	2,428,230	2,010,833

Preferred collaterals and counter guaranty “A”	7,083	10,005
Preferred collaterals and counter guaranty “B”	429,601	378,264
Without senior security or counter guaranty	1,991,546	1,622,564

Inadequate performance	20,729	19,528

Preferred collaterals and counter guaranty “B”	5,450	6,597
Without senior security or counter guaranty	15,279	12,931

Deficient performance	11,233	7,827

Preferred collaterals and counter guaranty “B”	352	267
Without senior security or counter guaranty	10,881	7,560

Unlikely to be collected	1,109	6,408

Preferred collaterals and counter guaranty “B”	25	478
Without senior security or counter guaranty	1,084	5,930

Uncollectible	18,109	6,537

Preferred collaterals and counter guaranty “B”	2,264	2,431
Without senior security or counter guaranty	15,845	4,106

Uncollectible, classified as such under regulatory requirements	725	702

	21	38
Without senior security or counter guaranty	704	664

Total	2,480,135	2,051,835

General Total (1)	9,523,956	9,426,830

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	06-30-2007		12-31-2006
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,911,531	30.57%	3,554,901	37.71%
50 next largest clients	2,041,522	21.44%	2,171,205	23.03%
100 following clients	907,041	9.52%	776,114	8.23%
Remaining clients	3,663,862	38.47%	2,924,610	31.03%

Total (1)	9,523,956	100.00%	9,426,830	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF JUNE 30, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Past-due portfolio	Term remaining to maturity						Total
Description		1 month	3 months	6 months	12 months	24 months	More than 24 months
Government sector	—,—	—,—	—,—	90,839	88,441	203,495	1,044,521	1,427,296
Financial sector	—,—	101,643	72,382	80,188	96,427	102,562	44,050	497,252
Non financial private sector and residents abroad	27,026	2,886,647	1,257,989	1,064,949	588,906	670,142	1,103,749	7,599,408

TOTAL	27,026	2,988,290	1,330,371	1,235,976	773,774	976,199	2,192,320	9,523,956	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

								Information about the issuer
	Concept	Shares				Amount		Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	06-30-2007	12-31-2006	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local									thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	8,264	5,705	Stockholder	06.30.2007	6,390	8,702	2,695
30663323926	Consolidar Administradora de Fondos de
	Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	150,850	141,886	Pensions fund manager	06.30.2007	140,739	281,878	11,068
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	100,165	86,024	Insurance company	06.30.2007	11,195	156,431	60,063
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	71,154	73,663	Insurance company	06.30.2007	37,551	80,234	20,796
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	9,000	14,869	13,550	Financial institution	06.30.2007	18,000	29,738	2,637
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	25,041	20,153	Trust Manager	06.30.2007	13,100	25,044	4,889

		Subtotal controlled				370,343	340,981

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	8,000	14,365	13,362	Financial Institution	06.30.2007	20,000	35,914	2,512
30604796357	Banelco S.A	Common	1$	1	2,457,749	5,069	5,911	Information Services	12.31.2006	23,599	54,525	13,385
	Other					3,681	3,438
	Foreign
	Other					778	773

		Subtotal noncontrolled				23,893	23,484

		Total in financial institutions, supplementary and authorized				394,236	364,465

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	22,405	21,613	Workers compensation	06.30.2007	77,684	180,349	19,608
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	6,205	5,940	Insurance	06.30.2007	10,651	50,778	3,234
	Other					35	33
	Foreign										thousand of dollars
17415001	A.I.G. Latin American Fund					3,074	3,053	Investing	12.31.2003	36,048	18,272	(17,775)
	Other
						39	37

		Subtotal non controlled				31,758	30,676

		Total in other companies				31,758	30,676

		Total investments in other companies				425,994	395,141

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year				Depreciation for the period
Description		Additions	Transfers	Decreases	Years of useful life	Amount	Net book value at 06-30-2007	Net book value at 12-31-2006
PREMISES AND EQUIPMENT

Real Estate	303,148	4,658	(9,031)	—,—	50	5,418	293,357	303,148
Furniture and Facilities	22,954	3,532	—,—	356	10	2,884	23,246	22,954
Machinery and Equipment	40,102	13,042	—,—	738	5	6,182	46,224	40,102
Automobiles	1,111	144	—,—	—,—	5	207	1,048	1,111

Total	367,315	21,376	(9,031)	1,094		14,691	363,875	367,315

OTHER ASSETS

Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	6,771	—,—	9,031	—,—	50	95	15,707	6,771
Property taken as security for loans	6,283	124	—,—	731	50	52	5,624	6,283
Stationery and office supplies	2,380	2,262	—,—	2,224	—,—	—,—	2,418	2,380
Other	17,942	7	—,—	1,322	50	174	16,453	17,942

Total	34,359	2,393	9,031	4,277		321	41,185	34,359

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE SIX MONTH PERIOD

ENDED JUNE 30, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Net book value at beginning of fiscal year			Amortization for the period
Description		Additions	Disposals	Years of useful life	Amount		Net book value at 06-30-2007	Net book value at 12-31-2006
Goodwill	18,829	—,—	—,—	10	3,314		15,515	18,829
Organization and
Development expenses (1)	13,276	5,791	294	1 & 5	2,457		16,316	13,276
Organization and development non-deductible expenses	343,450	12,055	—,—	5	179,515	(2)	175,990	343,450

Total	375,555	17,846	294		185,286		207,821	375,555

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.
(2)	Extraordinary depreciations have been applied during the period.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	06-30-2007		12-31-2006
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	673,595	5.05%	913,598	7.22%
50 next largest clients	865,706	6.49%	1,113,262	8.80%
100 following clients	794,338	5.95%	823,398	6.51%
Remaining clients	11,009,940	82.51%	9,798,632	77.47%

TOTAL	13,343,579	100.00%	12,648,890	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF JUNE 30, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	10,604,331	1,661,228	762,142	305,730	8,603	1,545	13,343,579

Other liabilities from financial transactions
BCRA	1,854	—,—	—,—	—,—	—,—	—,—	1,854
Banks and International Institutions	48,981	88,651	97,607	22,289	—,—	—,—	257,528
Financing received from Argentine financial institutions	87,097	—,—	—,—	—,—	—,—	—,—	87,097
Other	503,662	617	1,009	2,686	6,342	14,791	529,107

Total	641,594	89,268	98,616	24,975	6,342	14,791	875,586

TOTAL	11,245,925	1,750,496	860,758	330,705	14,945	16,336	14,219,165

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE SIX MONTH PERIOD

ENDED JUNE 30, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Book value at beginning of fiscal year	Increases (5)		Decreases		Book value
				Reversals	Applications	06-30-2007	12-31-2006
DEDUCTED FROM ASSETS
Government securities
– For impairment value	15,139	—,—		—,—	—,—	15,139	15,139

Loans
– Allowance for doubtful loans	165,842	22,962	(1)	—,—	12,518	176,286	165,842

Other receivables from financial transactions
– Allowance for doubtful receivables	996	77	(1)	—,—	—,—	1,073	996

Assets subject to financial leasing
– Allowance for doubtful receivables	3,369	465	(1)	—,—	—,—	3,834	3,369

Investments in other companies
– For impairment value (3)	3,053	21		—,—	—,—	3,074	3,053

Other receivables
– Allowance for doubtful receivables (2)	361,062	2,180		333,029	642	29,571	361,062

Total	549,461	25,705		333,029	13,160	228,977	549,461

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	430	—,—		—,—	—,—	430	430
– Other contingencies	392,048	75,456	(4)	18,381	86,492	362,631	392,048

Total	392,478	75,456		18,381	86,492	363,061	392,478

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of Junes 30, 2007.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.b); 2.3.m) and 2.3.q)).
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Loans	175
– Other receivables from financial transactions	4
– Assets subject to financial leasing	1
– Investments in other companies	21
– Other receivables	38

EXHIBIT K

CAPITAL STRUCTURE AS OF JUNE 30, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—,—	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Accounts	06-30-2007						12-31-2006
	Total of period	Total of period (per type of currency)					Total of fiscal year
		Euro	US Dollars	Pounds Sterling	Yen	Other
ASSETS

Cash and due from banks	971,231	115,135	851,849	1,312	187	2,748	950,172
Government and private securities	6,728	—,—	6,728	—,—	—,—	—,—	111,970
Loans	1,573,395	7,647	1,565,748	—,—	—,—	—,—	1,478,634
Other receivables from financial transactions	112,618	4,235	108,130	—,—	—,—	253	85,796
Assets subject to financial leasing	67	—,—	67	—,—	—,—	—,—	70
Investments in other companies	3,891	—,—	3,891	—,—	—,—	—,—	3,863
Other receivables	16,413	683	15,730	—,—	—,—	—,—	20,086
Suspense items	156	—,—	156	—,—	—,—	—,—	103

TOTAL	2,684,499	127,700	2,552,299	1,312	187	3,001	2,650,694

LIABILITIES

Deposits	1,939,297	35,360	1,903,937	—,—	—,—	—,—	1,817,513
Other liabilities from financial transactions	576,692	73,452	500,830	969	160	1,281	783,896
Other liabilities	4,954	2,450	2,504	—,—	—,—	—,—	3,275
Suspense items	1,067	—,—	1,067	—,—	—,—	—,—	66

TOTAL	2,522,010	111,262	2,408,338	969	160	1,281	2,604,750

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	321,268	—,—	321,268	—,—	—,—	—,—	223,150
Control	4,414,464	12,578	4,399,293	—,—	1,309	1,284	4,563,502
Trustee activities	26	—,—	26	—,—	—,—	—,—	25

TOTAL	4,735,758	12,578	4,720,587	—,—	1,309	1,284	4,786,677

Credit accounts (except contra credit accounts)
Contingent	333,858	—,—	333,858	—,—	—,—	—,—	185,509
Control	29,719	—,—	29,719	—,—	—,—	—,—	32,858

TOTAL	363,577	—,—	363,577	—,—	—,—	—,—	218,367

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		uncollectible	Classified Uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			06-30-2007	12-31-2006
1. Loans	313,466	—,—	—,—	—,—	—,—	—,—	—,—	—,—	313,466	255,967
- Overdraft	1,413	—,—	—,—	—,—	—,—	—,—	—,—	1,413	11
Without senior security or counter guaranty	1,413	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,413	11
- Discounted Instruments	14,784	—,—	—,—	—,—	—,—	—,—	—,—	14,784	16,249
Without senior security or counter guaranty	14,784	—,—	—,—	—,—	—,—	—,—	—,—	—,—	14,784	16,249
- Real Estate Mortgage and Collateral Loans	347	—,—	—,—	—,—	—,—	—,—	—,—	347	374
Other collaterals and counter guaranty “B”	347	—,—	—,—	—,—	—,—	—,—	—,—	—,—	347	374
- Consumer	34	—,—	—,—	—,—	—,—	—,—	—,—	34	44
Without senior security or counter guaranty	34	—,—	—,—	—,—	—,—	—,—	—,—	—,—	34	44
- Credit Cards	487	—,—	—,—	—,—	—,—	—,—	—,—	487	394
Without senior security or counter guaranty	487	—,—	—,—	—,—	—,—	—,—	—,—	—,—	487	394
- Other	296,401	—,—	—,—	—,—	—,—	—,—	—,—	296,401	238,895
Without senior security or counter guaranty	296,401	—,—	—,—	—,—	—,—	—,—	—,—	—,—	296,401	238,895
2. Other receivables from financial transactions	8,358	—,—	—,—	—,—	—,—	—,—	—,—	—,—	8,358	1,157
3. Contingent commitments	63,374	—,—	—,—	—,—	—,—	—,—	—,—	—,—	63,374	33,813
4. Investments in other companies and private securities	130,064	—,—	—,—	—,—	—,—	—,—	—,—	—,—	130,064	120,358

Total	515,262	—,—	—,—	—,—	—,—	—,—	—,—	—,—	515,262	411,295

Total Allowances	3,168	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,168	2,566

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF JUNE 30, 2007

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed	Weighted average residual term	Weighted average term for difference settlements	Amount
Swaps	Financial transactions – own account	-	Upon expiration of differences	RESIDENTS IN ARGENTINA-FINANCIAL SECTOR	18	15	2	172,000
Swaps	Financial transactions – own account	-	Upon expiration of differences	RESIDENTS IN ARGENTINA-NON-FINANCIAL SECTOR	13	12	2	100,000
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	3	1	1	918,096
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	4	2	1	855,872

TOTAL								2,045,968

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-07	12-31-06
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	538,205	559,817
Due from banks and correspondents	1,960,335	1,998,667

	2,498,540	2,558,484

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a):
Holdings in investment accounts	196,677	515,296
Holdings for trading or financial transactions	538,993	303,823
Unlisted Government Securities	915,866	843,797
Instruments issued by the BCRA	3,229,339	2,520,906
Investments in listed private securities	206,057	203,396

Less: Allowances	15,186	15,186

	5,071,746	4,372,032

C. LOANS:
To government sector (Exhibit 1)	2,343,087	2,887,276
To financial sector (Exhibit 1)	504,851	436,126
To non financial private sector and residents abroad (Exhibit 1)	6,973,121	6,377,968

Overdraft	1,580,337	1,469,368
Discounted instruments	955,935	793,195
Real estate mortgage	575,328	460,559
Collateral Loans	134,763	98,381
Consumer	927,236	689,019
Credit cards	609,671	526,416
Other (Note 7.b)	2,127,336	2,282,243
Interest and listed-price differences accrued and pending collection	68,944	64,330
Less: Interest documented together with main obligation	6,429	5,543
Less: Difference arising from purchase of portfolio	91	90
Less: Allowances	178,047	167,097

	9,642,921	9,534,183

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
BCRA	449,362	423,032
Amounts receivable for spot and forward sales to be settled	130,403	45,535
Instruments to be received for spot and forward purchases to be settled	488,215	334,324
Unlisted corporate bonds (Exhibit 1)	58,828	58,684
Non-deliverable forward transactions balances to be settled	768	1,052
Other receivables not covered by debtor classification regulations	20,868	18,066
Other receivables covered by debtor classification regulations (Exhibit 1)	35,720	30,894
Interest accrued and pending collection not covered by debtor classification regulations	14,818	6,973
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	1	– –,– –
Less: Allowances	1,131	1,028

	1,197,852	917,532

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	281,273	238,672

Less: Allowances	3,982	3,484

	277,291	235,188

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	15,143	14,135
Other (Note 7.c)	45,722	43,356

Less: Allowances	3,074	3,053

	57,791	54,438

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibit 1)	85	129
Tax on minimum presumed income – Tax Credit	150,487	118,746
Other (Note 7.d)	256,227	525,209
Other accrued interest receivable	1	1
Less: Allowances	29,571	361,062

	377,229	283,023

H. PREMISES AND EQUIPMENT:	395,601	397,896

I. OTHER ASSETS:	42,241	35,211

J. INTANGIBLE ASSETS:
Goodwill	15,515	18,831
Organization and development expenses	220,353	388,632

	235,868	407,463

K. SUSPENSE ITEMS:	5,154	12,980

L. OTHER SUBSIDIARIES´ ASSETS (Note 7.e):	449	26,199

TOTAL ASSETS:	19,802,683	18,834,629

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-07	12-31-06
LIABILITIES:

M. DEPOSITS:
Government sector	103,659	73,150
Financial sector	168,487	156,412
Non financial private sector and residents abroad	13,055,904	12,276,194

Checking accounts	2,491,041	2,206,362
Savings deposits	3,624,560	3,415,210
Time deposits	6,329,871	5,948,768
Investments accounts	20,694	144,286
Other	487,521	452,479
Interest and listed-price differences accrued payable	102,217	109,089

	13,328,050	12,505,756

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	1,854	1,761

Other	1,854	1,761
Banks and International Institutions	254,019	178,943
Non-subordinated corporate bonds	—,—	248,638
Amounts payable for spot and forward purchases to be settled	450,939	303,368
Instruments to be delivered for spot and forward sales to be settled	122,625	34,264
Non-deliverable forward transactions balances to be settled	502	206
Financing received from Argentine financial institutions	131,086	235,868
Other (Note 7.f)	533,393	474,523
Interest and listed–price differences accrued payable	4,048	6,436

	1,498,466	1,484,007

O. OTHER LIABILITIES:
Fees payable	118	156
Other (Note 7.g)	282,553	339,973

	282,671	340,129

P. ALLOWANCES:	465,057	493,848

Q. SUSPENSE ITEMS:	4,843	3,957

R. SUBSIDIARIES’ OTHER LIABILITIES (Note 7.h):	1,975,982	1,835,871

TOTAL LIABILITIES:	17,555,069	16,663,568

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5):	231,646	216,477

STOCKHOLDERS’ EQUITY:	2,015,968	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	19,802,683	18,834,629

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-07	12-31-06
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	194,798	— -,—
– Guarantees received	2,997,520	3,550,553
– Contra contingent debit accounts	520,957	345,094

	3,713,275	3,895,647

Control
– Receivables classified as irrecoverable	311,924	332,529
– Other (Note 7.i)	32,276,494	29,566,991
– Contra control debit accounts	342,986	293,061

	32,931,404	30,192,581

Derivatives
– “Notional” amount of non-deliverable forward transactions	875,004	387,777
– Interest rate SWAP	222,000	30,000
– Other	50,000	—,—
– Contra debit derivatives accounts	898,964	283,243

	2,045,968	701,020

For trustee activities
– Funds in trust	20,824	32,716

	20,824	32,716

TOTAL	38,711,471	34,821,964

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	17,336	13,695
– Guarantees provided to the BCRA	52,971	52,743
– Other guarantees given covered by debtor classification regulations (Exhibit 1)	152,859	169,825
– Other guaranties given non covered by debtor classification regulations	72,228	8,254
– Other covered by debtor classification regulations (Exhibit 1)	225,563	100,577
– Contra contingent credit accounts	3,192,318	3,550,553

	3,713,275	3,895,647

Control
– Items to be credited	281,669	228,192
– Other	61,317	64,869
– Contra control credit accounts	32,588,418	29,899,520

	32,931,404	30,192,581

Derivatives
– “Notional” amount of non-deliverable forward transactions	898,964	283,243
– Contra debit derivatives accounts	1,147,004	417,777

	2,045,968	701,020

For trustee activities
– Contra credit accounts for trustee activities	20,824	32,716

	20,824	32,716

TOTAL	38,711,471	34,821,964

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-07	06-30-06
A. FINANCIAL INCOME

Interest on cash and due from banks	9,373	9,949
Interest on loans to the financial sector	70,658	35,005
Interest on overdraft	66,002	39,502
Interest on discounted instruments	38,232	22,380
Interest on real estate mortgage	27,737	21,352
Interest on collateral loans	5,460	3,118
Interest on credit card loans	24,203	14,103
Interest on other loans	134,110	95,848
Interest from other receivables from financial transactions	11,009	18,869
Income from secured loans - Decree 1387/01	142,739	183,423
Net income from government and private securities	204,468	192,593
Indexation by CER	121,444	229,474
Other	101,444	67,557

	956,879	933,173

B. FINANCIAL EXPENSE

Interest on checking accounts	12,730	15,625
Interest on savings deposits	2,970	2,253
Interest on time deposits	203,288	124,776
Interest on financing to the financial sector	1,865	370
Interest from other liabilities from financial transactions	11,556	19,271
Other interest	6,225	9,589
Indexation by CER	33,402	80,379
Other	31,018	21,650

	303,054	273,913

GROSS INTERMEDIATION MARGIN – GAIN	653,825	659,260

C. ALLOWANCES FOR LOAN LOSSES	23,436	39,330

D. SERVICE CHARGE INCOME
Related to lending transactions	71,756	50,994
Related to liability transactions	148,860	115,042
Other commissions	258,866	203,161
Other	78,526	63,959

	558,008	433,156

E. SERVICE CHARGE EXPENSE

Commissions	49,909	37,952
Other (Note 7.j)	20,149	15,193

	70,058	53,145

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	06-30-07	06-30-06
F. ADMINISTRATIVE EXPENSES
Payroll expenses	279,654	232,970
Fees to Bank Directors and Statutory Auditors	225	173
Other professional fees	14,332	13,691
Advertising and publicity	27,417	23,511
Taxes	26,010	24,536
Other operating expenses (Note 7.k)	101,011	93,100
Other	52,982	53,246

	501,631	441,227

NET GAIN FROM FINANCIAL TRANSACTIONS	616,708	558,714

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(15,169)	(10,207)

G. OTHER INCOME
Income from long-term investments	2,941	1,860
Punitive interests	432	1,653
Loans recovered and reversals of allowances	379,828	32,839
Other (Note 7.l)	139,773	175,653

	522,974	212,005

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	14	444
Charge for uncollectibility of other receivables and other allowances	78,229	260,244
Amortization of difference arising from judicial resolutions	179,515	112,752
Other (Note 7.m)	693,062	286,666

	950,820	660,106

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	173,693	100,406

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	22,309	14,542

NET INCOME FOR THE PERIOD	151,384	85,864

The accompanying notes 1 through 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007 AND 2006

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	06-30-07	06-30-06
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	2,558,484	1,611,506
(Decrease) / Increase in cash and due from banks	(59,944)	327,284

Cash and due from banks at end of the period	2,498,540	1,938,790

REASONS OF CHANGES IN CASH

Financial income collected	738,491	1,307,729
Service charge income collected	558,785	433,072
Less:
Financial expense paid	282,250	234,433
Services charge expense paid	70,058	53,145
Operating expenses paid	517,620	442,032

FUNDS PROVIDED BY ORDINARY OPERATIONS	427,348	1,011,191

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	827,700	893,497
Net increase in other receivables from financial transactions (*)	—,—	171,841
Net increase in other liabilities (*)	324,383	56,464
Net decrease in other receivables from financial transactions (**)	10,687	29,638
Other sources of funds (**)	168,231	197,245

TOTAL OF SOURCES OF FUNDS	1,331,001	1,348,685

USE OF FUNDS
Net increase in government and private securities (**)	495,246	1,010,299
Net increase in loans (**)	171,275	536,567
Net increase in other assets (**)	150,872	180,924
Net decrease in other liabilities from financial transactions (*)	221,918	—,—
Dividends paid in cash (**)	90,000	27,000
Other uses of funds (*)	688,982	277,802

TOTAL USES OF FUNDS	1,818,293	2,032,592

(DECREASE) / INCREASE IN FUNDS	(59,944)	327,284

(*) Includes variations originated in financing activities.	241,183	844,000
(**) Includes variations originated in investment activities.	(728,475)	(1,527,907)

The accompanying notes 1 through to 7 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF JUNE 30, 2007 PRESENTED IN COMPARATIVE FORM WITH

THE BALANCE SHEET AS OF DECEMBER 31, 2006, AND THE STATEMENTS OF INCOME,

CHANGES IN STOCKHOLDERS’ EQUITY AND CASH FLOWS AS OF JUNE 30, 2006

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of June 30, 2007 and at the end of previous year and the statements of income and cash flow for the six month periods ended June 30, 2007 and 2006, as per the following detail:

–	As of June 30, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the six month periods ended June 30, 2007 and 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the fiscal years ended June 30, 2007 and 2006.

–	As of December 31, 2006:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A, Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2006.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a six-month period ended on June 30, 2007 and 2006.

Interests in subsidiaries as of June 30, 2007 and at the end of the prior fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		06/30/07	12/31/06	06/30/07	12/31/06	06/30/07	12/31/06
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of June 30, 2007 and the end of the previous fiscal year and net income balances as of June 30, 2007 and 2006, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	06/30/07	12/31/06	06/30/07	12/31/06	06/30/07	12/31/06	06/30/07	06/30/06
Francés Valores Soc. de Bolsa S.A.	10,809	7,454	2,107	1,447	8,702	6,007	2,695	49
Atuel Fideicomisos S.A. and its subsidiary	30,372	26,545	5,328	6,388	25,044	20,157	4,889	2,711
Consolidar A.F.J.P. S.A.	414,357	373,844	134,434	110,557	279,923	263,287	16,636	6,121
Consolidar Cía. de Seguros de Vida S.A.	326,357	314,706	174,500	184,289	151,857	130,417	21,440	11,114
Consolidar Cía. de Seguros de Retiro S.A.	2,063,408	1,890,025	1,956,683	1,779,536	106,725	110,489	(3,764)	8,611
PSA Finance Argentina Cía Financiera S.A.	143,606	109,461	113,868	82,360	29,738	27,101	2,637	1,099
Credilogros Cía. Financiera S.A. (*)	—,—	—,—	—,—	—,—	—,—	—,—	—,—	593

(*)	A company sold on July 11, 2006

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

–	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

–	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 915,394 and 768,514 as of June 30, 2007 and the end of the previous fiscal year, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

–	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 24,023 and 25,947 at June 30, 2007 and the end of the previous fiscal year corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Buenos Aires City, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR GROUP

a)	Consolidar AFJP manages a pension fund that as of June 30, 2007 and as of the end of the prior fiscal year amounted to 17,705 million and 16,673 million respectively.

b)	Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following: i) the possibility for the affiliates currently covered by the individually funded scheme of choosing until December 31, 2007 to adhere to the pay-as-you-go scheme managed by the Argentine State; ii) as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State; iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system. The transfers made by Consolidar A.F.J.P. S.A. in July 2007 amount to approximately 975,000, which amount represents approximately 170,000 affiliates; iv) a limitation upon the fees charged by the Pension Fund Managers (AFJP) for managing their affiliates’ contributions to 1% of the basis on which they were calculated. The fees so calculated apply to the compensations accrued as from April 2007. Until April 2007, Consolidar A.F.J.P. S.A.’s management fees were 1.24% v) an increase in the maximum amount used to calculate social security contributions from 4,800 to 6,000 in relation to the compensations accrued as from April 1, 2007; vi) the establishment, starting on January 1, 2008 of a fund made up by mutual contributions with the resources held by the retirement and pension fund in order to ensure full financing of any temporary retirement benefits in the event of disability and supplementary and re-composition capitals corresponding to the capitalization regime and; vii) an amount ranging from 5% to 20% of the assets held in the retirement and pension funds is to be invested in short- and long-term production or infrastructure projects.

The Board of Directors of the Company is currently analyzing the impact of the above amendments to the legal framework and adjusting Consolidar A.F.J.P. S.A.’s procedures to comply with the new requirements.

Given that this reform has a significant impact on the social security system and it shall entail a substantial change in the business of Consolidar Cía de Seguros de Vida S.A., the Company’s Board of Directors is presently analyzing the current situation and assessing the alternatives most adequate for the continuity of the Company’s operations and it estimates that the implementation of said plan would not have a material negative impact on the Company’s financial situation as reflected in these financial statements.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•

Fideicomiso Banco Francés: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 10.1. of BF).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	06-30-07	12-31-06
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	129,073	121,401
Consolidar Cía. de Seguros de Vida S.A.	51,692	44,393
Consolidar Cía. de Seguros de Retiro S.A.	35,571	36,826
Francés Valores Sociedad de Bolsa S.A.	438	302
Atuel Fideicomisos S.A.	3	4
PSA Finance Argentina Cía Financiera S.A.	14,869	13,551

	231,646	216,477

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,360. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	06-30-07	12-31-06
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Federal Government Bonds (LIBOR 2012) - Compensation	—,—	108,622
Discount Bonds in pesos	196,677	406,674

Total	196,677	515,296

Holdings for trading or financial transactions

Federal Government Bonds 2008 (BODEN 2008)	4,146	8,748
Federal Government Bonds LIBOR 2012	25,285	24,018
Buenos Aires City Bond	3,605	6,648
Federal Government Bocon PRO 12	207,726	544
Federal Government Bonds LIBOR 2014	39,263	22,094
Discount Bonds in pesos	81,115	85,947
Peso-denominated GDP-related securities	14,637	20,476
Cuasipar Bonds in pesos	6,714	8,104
Secured Bonds due in 2018	90,228	93,602
Federal Government Bocon PRE8	21,510	15,910
Federal Government Bonds in US dollar 7% due in 2011	9,210	9,807
Federal Government Bonds in Pesos 10.5 % due in 2012	29,268	—,—
Other	6,286	7,925

Total	538,993	303,823

Unlisted government securities

Secured Bonds due in 2020	915,860	843,792
Tax credit certificates due in 2003/2006	6	5

Total	915,866	843,797

Instruments issued by the BCRA

BCRA Bills (LEBAC)	45,868	75,139
BCRA Notes (NOBAC)	3,183,471	2,445,767

Total	3,229,339	2,520,906

	06-30-07	12-31-06
Investments in listed private securities

ON Edesur S.A.	5,894	16,755
ON Telefónica de Argentina S.A.	2,197	9,405
ON Telecom Personal	7,256	9,605
ON Camuzzi Gas Pampeana	10,080	10,057
ON Rombo Compañía Financiera S.A.	6,921	6,906
ON Grupo Concesionario del Oeste	10,396	10,095
ON Tarjeta Cuyana	7,671	—.—
ON Banco Macro	2,801	3,718
ON Transportadora de Gas del Sur	3,085	—.—
ON Petrobrás Energía S.A.	4,176	2,658
Fideicomiso Tarjeta Naranja	2,998	3,797
Tenaris	4,966	2,755
Acindar S.A.	2,110	3,487
Telecom	4,025	4,280
Grupo Financiero Galicia S.A.	2,712	5,874
SMAD Schroder Corto Plazo	—.—	3,004
Fideicomiso Financiero Galtrust 1	10,700	10,941
Fideicomiso Financiero Milennium Trust	—.—	5,281
Fideicomiso Cía. Financiera Argentina	23,563	—.—
Petrobras Energía S.A.	1,221	6,616
FBA Bonos Argentinos FCI	4,388	6,608
FBA Ahorro Pesos FCI	5,940	7,592
Fideicomiso de Gas	31,200	30,391
1784 Inversión Pesos FCI	—,—	3,906
Pionero Pesos FCI	3,106	4,068
Other	48,651	35,597

Total	206,057	203,396

Allowances	(15,186)	(15,186)

Total	5,071,746	4,372,032

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,246,408	1,109,307
Fixed-rate financial loans	758,489	926,097
Other	122,439	246,839

Total	2,127,336	2,282,243

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	28,645	27,586
In non-controlled companies-supplementary activities	13,964	12,860
Other – unlisted	3,113	3,090

Total	45,722	43,356

	06-30-07	12-31-06
d) OTHER RECEIVABLES – Other

Prepayments	28,567	22,602
Guarantee deposits	36,012	27,059
Miscellaneous receivables	62,531	64,193
Tax prepayments	28,834	372,364
Other	100,283	38,991

Total	256,227	525,209

e) OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	—,—	25,749
Other related to insurance business	449	450

Total	449	26,199

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Correspondents – our account	26,761	23,746
Collections and other operations for the account of third parties	40,971	29,815
Other withholdings and collections at source	68,567	57,461
Accounts payable for consumption	103,413	108,636
Money orders payable	207,473	203,635
Other	86,208	51,230

Total	533,393	474,523

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	105,741	150,102
Accrued taxes	90,269	119,964
Miscellaneous payables	81,059	65,532
Other	5,484	4,375

Total	282,553	339,973

h) SUBSIDIARIES’ OTHER LIABILITIES

Insurance companies, claims in adjustment process	85,877	98,077
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	128,603	108,585
Insurance companies, mathematical reserve	1,701,738	1,574,374
Insurance companies, reinsurer´s reserve	(78)	(301)
Difference arising from secured loans accrued valuation Consolidar Cía. De Seguros S.A.	(24,023)	(25,947)
Benefit pending of integration – Resolution No. 29,796 Consolidar Cía de Seguros de
Retiro S.A.	(194)	(607)
Other related to insurance business	84,059	81,717

Total	1,975,982	1,835,871

	06-30-07	12-31-06
i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	30,971,297	28,347,494
Collections items	497,089	512,838
Checks drawn on the Bank pending clearing	193,972	157,409
Checks not yet credited	579,935	521,952
Other	34,201	27,298

Total	32,276,494	29,566,991

	06-30-07	06-30-06
j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	15,102	12,785
Other	5,047	2,408

Total	20,149	15,193

k) ADMINISTRATIVE EXPENSES – Other operating expenses

Rent	24,041	22,653
Depreciations of premises and equipment	17,980	15,967
Amortizations of organization and development expenses	10,392	12,329
Maintenance, conservation and repair expenses	18,128	14,874
Electric power and communications	12,573	11,332
Security services	10,564	9,695
Other	7,333	6,250

Total	101,011	93,100

l) OTHER INCOME - Other

Premiums – Insurance companies	120,870	83,498
Deferred income tax (1)	1,300	85,000
Others	17,603	7,155

Total	139,773	175,653

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	151,061	101,404
Life Annuities – Consolidar Cía. De Seguros de Retiro S.A.	56,969	47,121
Tax on bank credits and debits	15,725	11,535
Deferred tax expenses	330,000	—.—
Losses arising from transactions with fixed assets and miscellaneous	602	713
Claims paid – Insurance companies	111,672	100,853
Other	27,033	25,040

Total	693,062	286,666

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	06-30-07	12-31-06
COMMERCIAL PORTFOLIO

Normal performance	7,904,079	8,065,874

Preferred collaterals and counter guaranty “A”	79,337	62,808
Other collaterals and counter guaranty “B”	69,513	44,596
Without senior security or counter guaranty	7,755,229	7,958,470

In potential risk	17,987	28,448

Other collaterals and counter guaranty “B”	1,658	1,863
Without senior security or counter guaranty	16,329	26,585

Nonperforming	9,057	5,297

Without senior security or counter guaranty	9,057	5,297

With high risk of uncollectibility	36,521	24,001

Without senior security or counter guaranty	36,521	24,001

Uncollectible	1,661	29,883

Without senior security or counter guaranty	1,661	29,883

Total	7,969,305	8,153,503

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF JUNE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	06-30-07	12-31-06
CONSUMER AND HOUSING PORTFOLIO

Normal performance	2,568,790	2,117,539

Preferred collaterals and counter guaranty “A”	7,083	10,005
Other collaterals and counter guaranty “B”	551,775	470,116
Without senior security or counter guaranty	2,009,932	1,637,418

Inadequate performance	22,003	20,712

Other collaterals and counter guaranty “B”	6,597	7,629
Without senior security or counter guaranty	15,406	13,083

Deficient performance	11,974	8,103

Other collaterals and counter guaranty “B”	954	527
Without senior security or counter guaranty	11,020	7,576

Unlikely to be collected	1,453	6,584

Other collaterals and counter guaranty “B”	348	625
Without senior security or counter guaranty	1,105	5,959

Uncollectible	18,253	6,578

Other collaterals and counter guaranty “B”	2,375	2,463
Without senior security or counter guaranty	15,878	4,115

Uncollectible, classified as such under regulatory requirements	946	827

Other collaterals and counter guaranty “B”	191	163
Without senior security or counter guaranty	755	664

Total	2,623,419	2,160,343

General Total (1)	10,592,724	10,313,846

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of June 30, 2007 and the statement of income, statement of changes in stockholders’ equity and cash flow statement for the six-month period then ended, with their notes 1 to 16 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of June 30, 2007 and the consolidated statement of income and the consolidated cash flow statement for the six-month period then ended, with their notes 1 to 7 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information are presented for comparative purposes with the balance sheet and supplemental information for the year ended December 31, 2006.

The statement of income, statement of changes in stockholders’ equity and cash flow statement referred to above (both the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the six-month period ended June 30, 2006.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with accounting principles generally accepted in Argentina, and those established by the Argentine Central Bank (“B.C.R.A.”). Our responsibility is to make a representation on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina as adopted by the Professional Council in Economic Sciences of Buenos Aires for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the B.C.R.A. These standards determine a scope which is substantially less than the application of all the auditng procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of June 30, 2007, on the results of its operations, the changes in its stockholders’ equity and its cash flow for the six-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2006 and those for the six-month period ended June 30, 2006, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors’ Report on the financial statements for the year ended December 31, 2006 was issued on February 15, 2007 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	we have performed a limited review the financial statements for the six-month period ended June 30, 2006, on which we have issued our limited review report on August 10, 2006, which we refer to, including an observation related to certain departures from professional accounting standards currently in force in Argentina.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, August 9, 2007.

CARLOS B. SRULEVICH
Partner
Contador Público
(Universidad de Buenos Aires)
C.P.C.E.C.A.B.A. - T° 139 - F° 192

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 17, 2007	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer